FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending January 23, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Annual Investment Plan notified the Company and the under mentioned persons on 23 January 2008 of an increase in their interests in Ordinary shares at a price of GBP13.17 per share following the re-investment of the dividend paid to shareholders on 10 January 2008:-

     Dr M M Slaoui                                          213
     Mr R M Bondy                                           279
     Mr M Dunoyer                                           104
     Mr D Learmouth                                         19
     Dr D Pulman                                            158
     Mr A P Witty                                           97

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary

23 January 2008




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 23, 2008                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc